UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 22, 2023

(Date of earliest event reported)

Parallel Flight Technologies, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-252-4175
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Joshua Resnick, Chief Executive Officer of Parallel Flight Technologies, Inc., a Delaware corporation (the

“Company”), resigned from such positions effective August 22nd, 2023.

Item 9. Other Events

The Company’s Board of Directors has appointed Craig Stevens to serve as the Company’s Chief Executive Officer.

* * * * *

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:
Name:	Robert Hulter
Title:	Secretary

Date:	August 28th , 2023